Annual Shareholder Meeting Results:

The Fund held its annual meeting of shareholders on December 18, 2007. Common and or Preferred shareholders voted to re-elect the Trustees as indicated below:

								 Withheld
						Affirmative	 Authority
Re-election of Hans W. Kertess
Class I to serve until 2010			100,204,041	 2,154,784
Re-election of William B. Ogden, IV
Class I to serve until 2010			100,242,199	 2,116,626
Re-election of Robert E. Connor*
Class I to serve until 2010			     32,913            169
Re-election of John C. Maney
Class III to serve until 2009			100,273,703	 2,085,122

Messrs. Paul Belica, John J. Dalessandro II*, and R. Peter Sullivan III continue to serve as Trustees of the Fund
_________________________

* Preferred Shares Trustee